Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended June 30, 2022 compared to the three-month period ended June 30, 2021

During the three-month periods ended June 30, 2022 and 2021, we had an average of 117.7 and 71.5 vessels, respectively, in our fleet.

In the three-month period ended June 30, 2022, we sold the dry bulk vessel Thunder with DWT of 57,334.

In the three-month period ended June 30, 2021, we accepted delivery of the newbuild container vessel YM Tiptop with a TEU capacity of 12,690 and the secondhand container vessels Androusa, Norfolk, Porto Cheli, Porto Kagio and Porto Germeno with an aggregate TEU capacity of 26,705, and we sold the container vessel Prosper with a TEU capacity of 1,504.

Furthermore, in the three-month period ended June 30, 2021, we acquired all of the equity interest of sixteen companies (which owned or had committed to acquire dry bulk vessels) owned by our Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos. We agreed to acquire these companies from Mr. Konstantakopoulos at cost with no mark-up or premium payable to Mr. Konstantakopoulos or his affiliated entities. Mr. Konstantakopoulos did not receive a profit as a result of the acquisition. Three of the dry bulk vessels that were part of the acquisition, the Builder, Pegasus and Adventure (with an aggregate DWT of 171,997), were delivered to us during the three-month period ended June 30, 2021.

In the three-month periods ended June 30, 2022 and 2021, our fleet ownership days totaled 10,715 and 6,509 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and Vessels’ Operational Data(1)

	Three-month period ended June 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2021	2022	Change	Change
Voyage revenue	$166.8	$290.9	$124.1	74.4%
Voyage expenses	(2.0)	(11.3)	9.3	n.m.
Voyage expenses – related parties	(2.4)	(4.0)	1.6	66.7%
Vessels’ operating expenses	(37.8)	(67.6)	29.8	78.8%
General and administrative expenses	(1.7)	(3.5)	1.8	105.9%
Management fees – related parties	(6.3)	(11.0)	4.7	74.6%
General and administrative expenses - non-cash component	(1.8)	(1.8)	-	-
Amortization of dry-docking and special survey costs	(2.5)	(2.9)	0.4	16.0%
Depreciation	(31.6)	(41.3)	9.7	30.7%
Gain on sale of vessels	1.7	3.5	1.8	105.9%
Foreign exchange gains	-	0.3	0.3	n.m.
Interest income	1.1	0.1	(1.0)	(90.9%)
Interest and finance costs	(20.4)	(30.1)	9.7	47.5%
Change in fair value of equity securities	25.1	-	(25.1)	n.m.
Income from equity method investments	1.0	0.5	(0.5)	(50.0%)
Other	1.3	1.2	(0.1)	(7.7%)
Gain / (loss) on derivative instruments	0.1	(1.0)	(1.1)	n.m.
Net Income	$90.6	$122.0

	Three-month period ended June 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2021	2022	Change	Change
Voyage revenue	$166.8	$290.9	$124.1	74.4%
Accrued charter revenue	1.1	1.7	0.6	54.5%
Amortization of time charter assumed	(0.3)	-	0.3	n.m.
Voyage revenue adjusted on a cash basis (1)	$167.6	$292.6	$125.0	74.6%

1

Vessels’ operational data	Three-month period ended June 30,			Percentage
	2021	2022	Change	Change
Average number of vessels	71.5	117.7	46.2	64.6%
Ownership days	6,509	10,715	4,206	64.6%
Number of vessels under dry-docking	6	10	4

Segmental Financial Summary

Three-month period ended June 30, 2021
	Container vessels	Dry bulk vessels (2)	Other	Total

Voyage revenue	$165.9	$0.9	$-	$166.8
Voyage expenses	(1.9)	(0.1)	-	(2.0)
Voyage expenses – related parties	(2.4)	-	-	(2.4)
Vessels’ operating expenses	(37.6)	(0.2)	-	(37.8)
General and administrative expenses	(1.7)	-	-	(1.7)
Management fees – related parties	(6.3)	-	-	(6.3)
General and administrative expenses - non-cash component	(1.8)	-	-	(1.8)
Amortization of dry-docking and special survey costs	(2.5)	-	-	(2.5)
Depreciation	(31.5)	(0.1)	-	(31.6)
Gain on sale of vessels	1.7	-	-	1.7
Interest income	1.1	-	-	1.1
Interest and finance costs	(20.4)	-	-	(20.4)
Change in fair value of equity securities	-	-	25.1	25.1
Income from equity method investments	-	-	1.0	1.0
Other	1.3	-	-	1.3
Gain on derivative instruments	0.1	-	-	0.1
Net Income	$64.0	$0.5	$26.1	$90.6

Three-month period ended June 30, 2022
	Container vessels	Dry bulk vessels	Other	Total

Voyage revenue	$190.8	$100.1	$-	$290.9
Voyage expenses	(2.4)	(8.9)	-	(11.3)
Voyage expenses – related parties	(2.7)	(1.3)	-	(4.0)
Vessels’ operating expenses	(42.4)	(25.2)	-	(67.6)
General and administrative expenses	(2.3)	(1.2)	-	(3.5)
Management fees – related parties	(6.7)	(4.3)	-	(11.0)
General and administrative expenses - non-cash component	(1.1)	(0.7)	-	(1.8)
Amortization of dry-docking and special survey costs	(2.7)	(0.2)	-	(2.9)
Depreciation	(31.4)	(9.9)	-	(41.3)
Gain on sale of vessels	-	3.5	-	3.5
Foreign exchange gains	0.2	0.1	-	0.3
Interest income	0.1	-	-	0.1
Interest and finance costs	(25.6)	(4.5)	-	(30.1)
Income from equity method investments	-	-	0.5	0.5
Other	0.3	0.9	-	1.2
Loss on derivative instruments	(0.6)	(0.4)	-	(1.0)
Net Income	$73.5	$48.0	$0.5	$122.0

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

2

(2) The results of dry bulk vessels are included from June 14, 2021. Prior to that, our results were attributable to container vessels only.

Voyage Revenue

Voyage revenue increased by 74.4%, or $124.1 million, to $290.9 million during the three-month period ended June 30, 2022, from $166.8 million during the three-month period ended June 30, 2021. The increase is mainly attributable to (i) revenue earned by one container vessel and three dry bulk vessels acquired during the first quarter of 2022, as well as by seven container vessels and 43 dry bulk vessels acquired during the nine-month ended December 31, 2021 and (ii) increased charter rates in certain of our container vessels, partly off-set by revenue not earned by one container vessel and one dry bulk vessel sold during the six-month period ended June 30, 2022 and four container vessels sold during the nine-month period ended December 31, 2021.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) increased by 74.6%, or $125.0 million, to $292.6 million during the three-month period ended June 30, 2022, from $167.6 million during the three-month period ended June 30, 2021. Accrued charter revenue for the three-month periods ended June 30, 2022 and 2021 was a positive amount of $1.7 million and $1.1 million, respectively.

Voyage Expenses

Voyage expenses were $11.3 million and $2.0 million for the three-month periods ended June 30, 2022 and 2021, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $4.0 million and $2.4 million for the three-month periods ended June 30, 2022 and 2021, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues charged by a related manager and a service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $0.4 million and $0.3 million, in the aggregate, for the three-month periods ended June 30, 2022 and 2021, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $67.6 million and $37.8 million during the three-month periods ended June 30, 2022 and 2021, respectively. Daily vessels’ operating expenses were $6,309 and $5,811 for the three-month periods ended June 30, 2022 and 2021, respectively. The increase in the daily operating expenses during the quarter ended June 30, 2022 is mainly attributable to increased crew costs related to COVID-19 pandemic measures. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $3.5 million and $1.7 million during the three-month periods ended June 30, 2022 and 2021, respectively, and include amounts of $0.67 million and $0.63 million, respectively, that were paid to a related manager.

Management Fees – related parties

Management fees paid to our related party managers were $11.0 million and $6.3 million during the three-month periods ended June 30, 2022 and 2021, respectively.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended June 30, 2022 amounted to $1.8 million, representing the value of the shares issued to a related party manager on June 30, 2022. General and administrative expenses - non-cash component for the three-month period ended June 30, 2021 amounted to $1.8 million, representing the value of the shares issued to a related party manager on June 30, 2021.

Amortization of Dry-Docking and Special Survey

Amortization of deferred dry-docking and special survey costs was $2.9 million and $2.5 million during the three-month periods ended June 30, 2022 and 2021, respectively. During the three-month period ended June 30, 2022, seven vessels underwent and completed their dry-docking and special survey and three vessels were in the process of completing their dry-docking and special survey. During the three-month period ended June 30, 2021, five vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing its dry-docking and special survey.

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Depreciation

Depreciation expense for the three-month periods ended June 30, 2022 and 2021 was $41.3 million and $31.6 million, respectively.

Gain on Sale of Vessels

During the three-month period ended June 30, 2022, we recorded a gain of $3.5 million from the sale of the dry bulk vessel Thunder, which was classified as vessel held for sale during the first quarter of 2022. During the three-month period ended June 30, 2021, we recorded a gain of $1.7 million from the sale of the container vessel Prosper, which was classified as vessel held for sale during the first quarter of 2021.

Vessels Held for Sale

As of June 30, 2022, the container vessels Sealand Illinois, Sealand Michigan, York (initially classified as vessels held for sale during the fourth quarter of 2021), Sealand Washington, and Maersk Kalamata (initially classified as vessels held for sale during the first quarter of 2022) continue to be classified as vessels held for sale. No loss on vessels held for sale was recorded during the second quarter of 2022 since each vessel’s fair value less cost to sell exceeded each vessel’s carrying value.

During the three-month period ended June 30, 2021, the container vessels Zim New York, and Zim Shanghai were classified as vessels held for sale and the container vessel Venetiko continued to be classified as vessel held for sale (initially classified as vessel held for sale during the first quarter of 2021). No loss on vessels held for sale was recorded during the second quarter of 2021, since each vessel’s fair value less cost to sell exceeded each vessel’s carrying value.

Interest Income

Interest income amounted to $0.1 million and $1.1 million for the three-month periods ended June 30, 2022 and 2021, respectively.

Interest and Finance Costs

Interest and finance costs were $30.1 million and $20.4 million during the three-month periods ended June 30, 2022 and 2021, respectively. The increase is mainly attributable to the increased average loan balances and increased financing costs during the three-month period ended June 30, 2022 compared to the three-month period ended June 30, 2021.

Change in Fair Value of Equity Securities

Change in fair value of equity securities of $25.1 million for the three-month period ended June 30, 2021, represents the difference between the aggregate fair value of 1,221,800 ordinary shares of ZIM that we owned as at June 30, 2021 compared to the fair value of such shares as of March 31, 2021. During the fourth quarter of 2021 we sold all the ordinary shares of ZIM we owned.

Income from Equity Method Investments

Income from equity method investments for the three-month period ended June 30, 2022 was $0.5 million ($1.0 million for the three-month period ended June 30, 2021) representing our share of the income in jointly owned companies set up pursuant to the Framework Deed dated May 15, 2013, as amended and restated from time to time (the “Framework Deed”), with York. As of June 30, 2022 and June 30, 2021 six and six companies, respectively, were jointly owned pursuant to the Framework Deed out of which four and five companies, respectively, owned container vessels. The decreased income from equity method investments in the second quarter of 2022 compared to the second quarter of 2021 is mainly attributable to the decreased number of container vessels jointly owned with York during the respective periods.

Gain / (loss) on Derivative Instruments

As of June 30, 2022, we hold 27 interest rate derivatives and two cross currency rate swaps all of which qualify for hedge accounting. As a result, the change in the fair value of each instrument is recorded in “Other Comprehensive Income” (“OCI”). As of June 30, 2022, the fair value of these instruments, in aggregate, amounted to a net asset of $17.4 million. During the three-month period ended June 30, 2022, a gain of $7.6 million has been included in OCI and a loss of $0.1 million has been included in Gain/(loss) on Derivative Instruments.

4

Cash Flows

Three-month periods ended June 30, 2022 and 2021

Condensed cash flows	Three-month period ended June 30,
(Expressed in millions of U.S. dollars)	2021	2022
Net Cash Provided by Operating Activities	$104.0	$161.1
Net Cash Provided by / (Used in) Investing Activities	$(195.1)	$24.9
Net Cash Provided by Financing Activities	$204.2	$14.0

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended June 30, 2022, increased by $57.1 million to $161.1 million, from $104.0 million for the three-month period ended June 30, 2021. The increase is mainly attributable to increased cash from operations of $125.1 million; partly off-set by the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $5.0 million, by the increased payments for interest (including swap payments) of $6.9 million during the three-month period ended June 30, 2022 compared to the three-month period ended June 30, 2021 and by the increased dry-docking and special survey costs of $8.5 million during the three-month period ended June 30, 2022 compared to the three-month period ended June 30, 2021.

Net Cash Provided by / (Used in) Investing Activities

Net cash provided by investing activities was $24.9 million in the three-month period ended June 30, 2022, which mainly consisted of proceeds we received from (i) the sale of the dry bulk vessel Thunder and (ii) the maturity of short-term investments in US Treasury Bills; partly off-set by payments (i) for upgrades for certain of our container and dry bulk vessels and (ii) for the purchase of short-term investments in US Treasury Bills.

Net cash used in investing activities was $195.1 million in the three-month period ended June 30, 2021, which mainly consisted of (i) net payments for the acquisition of the 51% equity interest in one company, previously jointly owned with York pursuant to the Framework Deed, (ii) payments for the delivery of one newbuild container vessel, four secondhand container vessels and one dry bulk vessel, (iii) advance payments for the acquisition of twelve secondhand dry bulk vessels and (iv) payments for upgrades for certain of our vessels; partly off-set by proceeds we received from the sale of one vessel.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $14.0 million in the three-month period ended June 30, 2022, which mainly consisted of (a) $143.5 million net proceeds relating to our debt financing agreements (including proceeds of $551.3 million we received from our debt financing agreements), (b) $52.4 million we paid for the re-purchase of 4.1 million of our common shares, (c) $57.5 million we paid for dividends to holders of our common stock for the first quarter of 2022 (including a special dividend to holders of our common stock of $46.7 million), (d) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from January 15, 2022 to April 14, 2022.

Net cash provided by financing activities was $204.2 million in the three-month period ended June 30, 2021, which mainly consisted of (a) $227.8 million net proceeds relating to our debt financing agreements (including proceeds we received from the issuance of €100.0 million unsecured bond on the Athens Exchange), (b) $9.4 million we paid for dividends to holders of our common stock for the first quarter of 2021 and (c) $0.9 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock, $2.2 million we paid for dividends to holders of our Series D Preferred Stock and $2.5 million we paid for dividends to holders of our Series E Preferred Stock for the period from January 15, 2021 to April 14, 2021.

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Six-month period ended June 30, 2022 compared to the six-month period ended June 30, 2021

During the six-month periods ended June 30, 2022 and 2021, we had an average of 117.6 and 67.1 vessels, respectively, in our fleet.

In the six-month period ended June 30, 2022, we accepted delivery of (i) the secondhand container vessel Dyros (ex. Co Kobe) with a TEU capacity of 4,578 and (ii) the secondhand dry bulk vessels Oracle (ex. Belstar), Libra (ex. Universal Bremen) and Norma (ex. Magda) with an aggregate DWT of 172,717. Furthermore, in the six-month period ended June 30, 2022, we sold the container vessel Messini, with a TEU capacity of 2,458, and the dry bulk vessel Thunder, with DWT of 57,334.

In the six-month period ended June 30, 2021, (i) we accepted delivery of the newbuild container vessels YM Target and YM Tiptop with an aggregate TEU capacity of 25,380, the secondhand container vessels Aries, Argus, Glen Canyon, Androusa, Norfolk, Porto Cheli, Porto Kagio and Porto Germeno with an aggregate TEU capacity of 45,331 and we sold the container vessels Halifax Express and Prosper with an aggregate TEU capacity of 6,394 and (ii) we acquired (a) the 75% equity interest of York Capital Management in each of the 11,010 TEU container vessels Cape Kortia and Cape Sounio and (b) the 51% equity interest of York Capital Management in each of the 11,010 TEU container vessels Cape Tainaro, Cape Artemisio and Cape Akritas and as a result we obtained 100% of the equity interest in each of these five vessels.

Furthermore, in the six-month period ended June 30, 2021, we acquired all of the equity interest of sixteen companies (which owned or had committed to acquire dry bulk vessels) owned by our Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos. We agreed to acquire these companies from Mr. Konstantakopoulos at cost with no mark-up or premium payable to Mr. Konstantakopoulos or his affiliated entities. Mr. Konstantakopoulos did not receive a profit as a result of the acquisition. Three of the dry bulk vessels that were part of the acquisition, the Builder, Pegasus and Adventure (with an aggregate DWT of 171,997), were delivered to us during the six-month period ended June 30, 2021.

In the six-month periods ended June 30, 2022 and 2021, our fleet ownership days totaled 21,279 and 12,149 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and Vessels’ Operational Data (1)

	Six-month period ended June 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2021	2022	Change	Change
Voyage revenue	$293.5	$558.9	$265.4	90.4%
Voyage expenses	(3.1)	(19.8)	16.7	n.m.
Voyage expenses – related parties	(4.3)	(7.7)	3.4	79.1%
Vessels’ operating expenses	(69.6)	(133.4)	63.8	91.7%
General and administrative expenses	(3.7)	(6.7)	3.0	81.1%
Management fees – related parties	(11.8)	(21.9)	10.1	85.6%
General and administrative expenses - non-cash component	(3.2)	(4.4)	1.2	37.5%
Amortization of dry-docking and special survey costs	(4.8)	(5.6)	0.8	16.7%
Depreciation	(58.7)	(82.5)	23.8	40.5%
Gain on sale of vessels, net	1.4	21.3	19.9	n.m.
Foreign exchange gains	0.1	0.4	0.3	n.m.
Interest income	1.5	0.1	(1.4)	(93.3%)
Interest and finance costs	(36.5)	(55.2)	18.7	51.2%
Fair value measurement of equity securities	51.1	-	(51.1)	n.m.
Income from equity method investments	5.0	0.8	(4.2)	(84.0%)
Other	2.9	1.6	(1.3)	(44.8%)
Loss on derivative instruments	(1.0)	(0.9)	(0.1)	(10.0%)
Net Income	$158.8	$245.0

6

	Six-month period ended June 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2021	2022	Change	Change
Voyage revenue	$293.5	$558.9	$265.4	90.4%
Accrued charter revenue	2.1	5.1	3.0	n.m.
Amortization of time charter assumed	(0.3)	0.1	0.4	n.m.
Voyage revenue adjusted on a cash basis (1)	$295.3	$564.1	$268.8	91.0%

Vessels’ operational data	Six-month period ended June 30,			Percentage
	2021	2022	Change	Change
Average number of vessels	67.1	117.6	50.5	75.3%
Ownership days	12,149	21,279	9,130	75.2%
Number of vessels under dry-docking	9	12	3

Segmental Financial Summary

Six-month period ended June 30, 2021
	Container vessels	Dry bulk vessels (2)	Other	Total
Voyage revenue	$292.6	$0.9	$-	$293.5
Voyage expenses	(3.0)	(0.1)	-	(3.1)
Voyage expenses – related parties	(4.3)	-	-	(4.3)
Vessels’ operating expenses	(69.4)	(0.2)	-	(69.6)
General and administrative expenses	(3.7)	-	-	(3.7)
Management fees – related parties	(11.8)	-	-	(11.8)
General and administrative expenses - non-cash component	(3.2)	-	-	(3.2)
Amortization of dry-docking and special survey costs	(4.8)	-	-	(4.8)
Depreciation	(58.6)	(0.1)	-	(58.7)
Gain on sale of Vessels, net	1.4	-	-	1.4
Foreign exchange gains	0.1	-	-	0.1
Interest income	1.5	-	-	1.5
Interest and finance costs	(36.5)	-	-	(36.5)
Fair value measurement of equity securities	-	-	51.1	51.1
Income from equity method investments	-	-	5.0	5.0
Other	2.9	-	-	2.9
Loss on derivative instruments	(1.0)	-	-	(1.0)
Net Income	$102.2	$0.5	$56.1	$158.8

Six-month period ended June 30, 2022
	Container vessels	Dry bulk vessels	Other	Total
Voyage revenue	$380.3	$178.6	$-	$558.9
Voyage expenses	(4.4)	(15.4)	-	(19.8)
Voyage expenses – related parties	(5.5)	(2.2)	-	(7.7)
Vessels’ operating expenses	(84.2)	(49.2)	-	(133.4)
General and administrative expenses	(4.4)	(2.3)	-	(6.7)
Management fees – related parties	(13.5)	(8.4)	-	(21.9)
General and administrative expenses – non-cash component	(2.7)	(1.7)	-	(4.4)
Amortization of dry-docking and special survey costs	(5.3)	(0.3)	-	(5.6)
Depreciation	(62.9)	(19.6)	-	(82.5)
Gain on sale of vessels	17.8	3.5	-	21.3
Foreign exchange gains	0.4	-	-	0.4
Interest income	0.1	-	-	0.1
Interest and finance costs	(47.2)	(8.0)	-	(55.2)
Income from equity method investments	-	-	0.8	0.8
Other	0.7	0.9	-	1.6
Loss on derivative instruments	(0.6)	(0.3)	-	(0.9)
Net Income	$168.6	$75.6	$0.8	$245.0

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(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

(2) The results of dry bulk vessels are included from June 14, 2021. Prior to that, our results were attributable to container vessels only.

Voyage Revenue

Voyage revenue increased by 90.4%, or $265.4 million, to $558.9 million during the six-month period ended June 30, 2022, from $293.5 million during the six-month period June 30, 2021. The increase is mainly attributable to (i) revenue earned by one container vessel and three dry bulk vessels acquired during the first quarter of 2022, as well as by revenue earned by 16 container vessels and 43 dry bulk vessels acquired during the year ended December 31, 2021, and (ii) increased charter rates in certain of our container vessels during the six-month period ended June 30, 2022 compared to the six-month period ended June 30, 2021, partly off-set by revenue not earned by one container vessel and one dry bulk vessel sold during the six-month period ended June 30, 2022 and five container vessels sold during the year ended December 31, 2021.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 91.0%, or $268.8 million, to $564.1 million during the six-month June 30, 2022, from $295.3 million during the six-month June 30, 2021. Accrued charter revenue for the six-month June 30, 2022 and 2021 was a positive amount of $5.1 million and $2.1 million, respectively.

Voyage Expenses

Voyage expenses were $19.8 million and $3.1 million for the six-month periods ended June 30, 2022 and 2021, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $7.7 million and $4.3 million for the six-month periods ended June 30, 2022 and 2021, respectively. Voyage expenses – related parties represent (i) fees of 1.25% in the aggregate on voyage revenues charged by a related manager and a service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $0.8 million and $0.6 million, in the aggregate, for the six-month periods ended June 30, 2022 and 2021, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $133.4 million and $69.6 million during the six-month periods ended June 30, 2022 and 2021, respectively. Daily vessels’ operating expenses were $6,267 and $5,729 for the six-month periods ended June 30, 2022 and 2021, respectively. The increase in the daily operating expenses during the six-month period ended June 30, 2022 is mainly attributable to increased crew costs related to COVID-19 pandemic measures. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $6.7 million and $3.7 million during the six-month periods ended June 30, 2022 and 2021, respectively, and both include $1.3 million paid to a related manager.

Management Fees – related parties

Management fees paid to our related party managers were $21.9 million and $11.8 million during the six-month periods ended June 30, 2022 and 2021, respectively.

General and Administrative Expenses – non-cash component

General and administrative expenses – non-cash component for the six-month period ended June 30, 2022 amounted to $4.4 million, representing the value of the shares issued to a related party manager on March 30, 2022 and June 30, 2022. General and administrative expenses - non-cash component for the six-month period ended June 30, 2021 amounted to $3.2 million, representing the value of the shares issued to a related party manager on March 31, 2021 and on June 30, 2021.

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Amortization of Dry-Docking and Special Survey

Amortization of deferred dry-docking and special survey costs was $5.6 million and $4.8 million during the six-month periods ended June 30, 2022 and 2021, respectively. During the six-month period ended June 30, 2022, nine vessels underwent and completed their dry-docking and special survey and three vessels were in the process of completing their dry-docking and special survey. During the six-month period ended June 30, 2021, eight vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing its dry-docking and special survey.

Depreciation

Depreciation expense for the six-month periods ended June 30, 2022 and 2021 was $82.5 million and $58.7 million, respectively.

Gain on Sale of Vessels, net

During the six-month period ended June 30, 2022, we recorded an aggregate gain of $21.3 million from the sale of the container vessel Messini (vessel classified as held for sale during the fourth quarter of 2021) and the dry bulk vessel Thunder (vessel classified as held for sale during the first quarter of 2022). During the six-month period ended June 30, 2021, we recorded a net gain of $1.4 million from the sale of the container vessels Halifax Express (vessel classified as held for sale during the fourth quarter of 2020) and Prosper.

Vessels Held for Sale

During the six-month period ended June 30, 2022, the container vessels Sealand Washington, and Maersk Kalamata were classified as vessels held for sale and the container vessels Sealand Illinois, Sealand Michigan, York (initially classified as vessels held for sale during the fourth quarter of 2021) continued to be classified as vessels held for sale. No loss on vessels held for sale was recorded during the six-month period ended June 30, 2022 since each vessel’s fair value less cost to sell exceeded each vessel’s carrying value.

During the six-month period ended June 30, 2021, the container vessels Venetiko, Zim New York and Zim Shanghai were classified as vessels held for sale. No loss on vessels held for sale was recorded during the six-month period ended June 30, 2021 since each vessel’s fair value less cost to sell exceeded each vessel’s carrying value.

Interest Income

Interest income amounted to $0.1 million and $1.5 million for the six-month periods ended June 30, 2022 and 2021, respectively.

Interest and Finance Costs

Interest and finance costs were $55.2 million and $36.5 million during the six-month periods ended June 30, 2022 and 2021, respectively. The increase is mainly attributable to the increased average loan balances and increased financing costs during the six-month period ended June 30, 2022 compared to the six-month period ended June 30, 2021.

Fair value measurement of equity securities

Fair value measurement of equity securities of $51.1 million for the six-month period ended June 30, 2021, represents the difference between the aggregate fair value of 1,221,800 ordinary shares of ZIM that we owned as at June 30, 2021 of $54.9 million compared to the book value of these shares of $3.8 million as of December 31, 2020. During the fourth quarter of 2021 we sold all the ordinary shares of ZIM we owned. ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares on January 27, 2021.

9

Income from Equity Method Investments

Income from equity method investments for the six-month period ended June 30, 2022, was $0.8 million ($5.0 million for the six-month period ended June 30, 2021), representing our share of the income in jointly owned companies set up pursuant to the Framework Deed dated May 15, 2013, as amended and restated from time to time (the “Framework Deed”), with York. As of June 30, 2022 and June 30, 2021 six and six companies, respectively, were jointly owned pursuant to the Framework Deed out of which four and five companies, respectively, owned container vessels. The decreased income from equity method investments in the first half of 2022 compared to the first half of 2021 is mainly attributable to the decreased number of container vessels jointly owned with York during the respective periods.

Loss on Derivative Instruments

As of June 30, 2022, we hold 27 interest rate derivatives and two cross currency rate swaps, all of which qualify for hedge accounting. As a result, the change in the fair value of each instrument is recorded in “Other Comprehensive Income” (“OCI”). As of June 30, 2022, the fair value of these instruments, in aggregate, amounted to a net asset of $17.4 million. During the six-month period ended June 30, 2022, a gain of $28.8 million has been included in OCI and a loss of $0.2 million has been included in Loss on Derivative Instruments.

Cash Flows

Six-month periods ended June 30, 2022 and 2021

Condensed cash flows	Six-month period ended June 30,
(Expressed in millions of U.S. dollars)	2021	2022
Net Cash Provided by Operating Activities	$175.2	$315.4
Net Cash Used in Investing Activities	$(281.5)	$(21.9)
Net Cash Provided by Financing Activities	$263.3	$40.9

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the six-month period ended June 30, 2022, increased by $140.2 million to $315.4 million, from $175.2 million for the six-month period ended June 30, 2021. The increase is mainly attributable to increased cash from operations of $268.8 million; partly off-set by the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $7.4 million, by the increased payments for interest (including swap payments) of $11.0 million during the six-month period ended June 30, 2022 compared to the six-month period ended June 30, 2021 and by the increased dry-docking and special survey costs of $8.9 million during the six-month period ended June 30, 2022 compared to the six-month period ended June 30, 2021.

Net Cash Used in Investing Activities

Net cash used in investing activities was $21.9 million in the six-month period ended June 30, 2022, which mainly consisted of (i) payments for the acquisition of two secondhand dry bulk vessels, (ii) settlement payment for the delivery of one secondhand dry bulk vessel, (iii) payment for the purchase of short-term investments in US Treasury Bills and (iv) payments for upgrades for certain of our container and dry bulk vessels; partly off-set by proceeds we received from (i) the sale of the container vessel Messini and the dry bulk vessel Thunder and (ii) the maturity of short-term investments in US Treasury Bills.

Net cash used in investing activities was $281.5 million in the six-month period ended June 30, 2021, which mainly consisted of (i) net payments for the acquisition of the 75% equity interest in two companies and of the 51% equity interest in three companies, previously jointly owned with York pursuant to the Framework Deed, (ii) payments for the delivery of two newbuild container vessels, eight secondhand container vessels and one dry bulk vessel, (iii) advance payments for the acquisition of two secondhand container vessels and twelve secondhand dry bulk vessels and (iv) payments for upgrades for certain of our vessels; partly off-set by proceeds we received from the sale of two container vessels.

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Net Cash Provided by Financing Activities

Net cash provided by financing activities was $40.9 million in the six-month period ended June 30, 2022, which mainly consisted of (a) $191.4 million net proceeds relating to our debt financing agreements (including proceeds of $770.4 million we received from our debt financing agreements), (b) $68.2 million we paid for dividends to holders of our common stock for the fourth quarter of 2021 and the first quarter of 2022 (including a special dividend paid to holders of our common stock of $46.7 million for the first quarter of 2022) and (c) $1.9 million we paid for dividends to holders of our Series B Preferred Stock, $4.2 million we paid for dividends to holders of our Series C Preferred Stock, $4.4 million we paid for dividends to holders of our Series D Preferred Stock and $5.1 million we paid for dividends to holders of our Series E Preferred Stock for the period from October 15, 2021 to January 14, 2022 and January 15, 2022 to April 14, 2022.

Net cash provided by financing activities was $263.3 million in the six-month period ended June 30, 2021, which mainly consisted of (a) $309.4 million net proceeds relating to our debt financing agreements (including proceeds we received from the issuance of €100.0 million unsecured bond on the Athens Exchange), (b) $18.6 million we paid for dividends to holders of our common stock for the fourth quarter of 2020 and the first quarter of 2021 and (c) $1.9 million we paid for dividends to holders of our Series B Preferred Stock, $4.2 million we paid for dividends to holders of our Series C Preferred Stock, $4.4 million we paid for dividends to holders of our Series D Preferred Stock and $5.1 million we paid for dividends to holders of our Series E Preferred Stock for the period from October 15, 2020 to January 14, 2021 and January 15, 2021 to April 14, 2021.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of June 30, 2022, we had Cash and cash equivalents of $688.0 million, consisting of cash, cash equivalents and restricted cash and $10.0 million invested in short dated US Treasury Bills (Short-term investments). Furthermore, as of June 30, 2022, our liquidity stood at $854.1 million including (a) our share of cash amounting to $3.6 million held in joint venture companies set up pursuant to the Framework Deed and (b) $152.5 million of available undrawn funds from our two hunting license facilities.

Debt-free vessels

As of July 28, 2022, the following vessels were free of debt.

Unencumbered Vessels

(Refer to Fleet list for full details)

Vessel Name	Year Built	TEU Capacity
Containerships
MAERSK KOWLOON	2005	7,471
ETOILE	2005	2,556
MICHIGAN	2008	1,300
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550

(*) Vessels acquired pursuant to the Framework Deed with York.

Conference Call details:

On Thursday, July 28, 2022 at 10:00 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until August 4, 2022. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 4253103.

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Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships and dry bulk vessels for charter. The Company has 48 years of history in the international shipping industry and a fleet of 76 containerships, with a total capacity of approximately 557,000 TEU (including five vessels that we have agreed to sell) and 45 dry bulk vessels with a total capacity of approximately 2,436,000 DWT. Four of our containerships have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture companies in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos – Chief Financial Officer
Konstantinos Tsakalidis – Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

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Containership Fleet List

The table below provides additional information, as of July 28, 2022, about our fleet of containerships, including the vessels we have agreed to sell, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(ii)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(ii)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(ii)	Yang Ming	2020	12,690	(*)	July 2030
9	YM TARGET(ii)	Yang Ming	2021	12,690	(*)	November 2030
10	YM TIPTOP(ii)	Yang Ming	2021	12,690	(*)	March 2031
11	CAPE AKRITAS	MSC	2016	11,010	33,000	August 2031
12	CAPE TAINARO	MSC	2017	11,010	33,000	April 2031
13	CAPE KORTIA	MSC	2017	11,010	33,000	August 2031
14	CAPE SOUNIO	MSC	2017	11,010	33,000	April 2031
15	CAPE ARTEMISIO	Hapag Lloyd	2017	11,010	36,650	March 2025
16	ZIM SHANGHAI (ex. COSCO GUANGZHOU)	ZIM	2006	9,469	72,700	July 2025
17	ZIM YANTIAN (ex. COSCO NINGBO)	ZIM	2006	9,469	72,700	June 2025
18	YANTIAN	COSCO	2006	9,469	39,600	February 2024
19	COSCO HELLAS	COSCO	2006	9,469	39,600	February 2024
20	BEIJING	COSCO	2006	9,469	39,600	March 2024
21	MSC AZOV	MSC	2014	9,403	46,300	December 2026(3)
22	MSC AMALFI	MSC	2014	9,403	46,300	March 2027(4)
23	MSC AJACCIO	MSC	2014	9,403	46,300	February 2027(5)
24	MSC ATHENS	MSC	2013	8,827	45,300	January 2026(6)
25	MSC ATHOS	MSC	2013	8,827	45,300	February 20267)
26	VALOR	Hapag Lloyd	2013	8,827	32,400	April 2025
27	VALUE	Hapag Lloyd	2013	8,827	32,400	April 2025
28	VALIANT	Hapag Lloyd	2013	8,827	32,400	June 2025
29	VALENCE	Hapag Lloyd	2013	8,827	32,400	July 2025
30	VANTAGE	Hapag Lloyd	2013	8,827	32,400	September 2025
31	NAVARINO	MSC	2010	8,531	31,000	January 2025
32	MAERSK KLEVEN	Maersk/MSC	1996	8,044	25,000/41,500	June 2026(8)

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Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
33	MAERSK KOTKA	Maersk/MSC	1996	8,044	25,000/41,500	June 2026(8)
34	MAERSK KOWLOON	Maersk	2005	7,471	18,500	August 2025
35	KURE	COSCO/MSC	1996	7,403	31,000/41,500	March 2026(9)
36	METHONI	Maersk	2003	6,724	46,500	August 2026
37	PORTO CHELI	Maersk	2001	6,712	30,075	June 2026
38	YORK(iii)	Maersk	2000	6,648	21,250	November 2022(10)
39	ZIM TAMPA	ZIM	2000	6,648	45,000	July 2025
40	SEALAND WASHINGTON(iii)	Maersk	2000	6,648	25,000	January 2023 (11)
41	SEALAND MICHIGAN(iii)	Maersk	2000	6,648	25,000	October 2022(11)
42	SEALAND ILLINOIS(iii)	Maersk	2000	6,648	25,000	October 2022 (11)
43	MAERSK KALAMATA(iii)	Maersk	2003	6,644	25,000	December 2022(11)
44	MAERSK KOLKATA	Maersk/ZIM	2003	6,644	25,000/53,000	October 2025 (12)
45	MAERSK KINGSTON	Maersk/ZIM	2003	6,644	25,000/53,000	October 2025 (12)
46	ARIES	(*)/(*)	2004	6,492	(*)/58,500	March 2026(13)
47	ARGUS	(*)/(*)	2004	6,492	(*)/58,500	April 2026(14)
48	PORTO KAGIO	Maersk	2002	5,908	28,822	June 2026
49	GLEN CANYON	ZIM	2006	5,642	62,500	June 2025
50	PORTO GERMENO	Maersk	2002	5,570	28,822	June 2026
51	LEONIDIO	Maersk	2014	4,957	14,200	December 2024(15)
52	KYPARISSIA	Maersk	2014	4,957	14,200	November 2024(15)
53	MEGALOPOLIS	Maersk	2013	4,957	13,500	July 2025(16)
54	MARATHOPOLIS	Maersk	2013	4,957	13,500	July 2025(16)
55	OAKLAND	Maersk	2000	4,890	24,500	March 2023
56	GIALOVA	ZIM	2009	4,578	25,500	April 2024
57	DYROS	Maersk	2008	4,578	22,750	January 2024
58	NORFOLK	Maersk	2009	4,259	30,000	May 2023
59	VULPECULA	OOCL/ZIM	2010	4,258	22,700/43,250 (on average)	February 2028(17)
60	VOLANS	ZIM	2010	4,258	24,250	April 2024
61	VIRGO	Maersk	2009	4,258	30,200	February 2024
62	VELA	OOCL/ZIM	2009	4,258	22,700/43,250 (on average)	January 2028(18)
63	ANDROUSA	Maersk	2010	4,256	22,750	May 2023
64	NEOKASTRO	CMA CGM	2011	4,178	39,000	February 2027
65	ULSAN	Maersk	2002	4,132	34,730	January 2026
66	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024(19)
67	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025(19)
68	LAKONIA	COSCO	2004	2,586	26,500	March 2025
69	SCORPIUS	Hapag Lloyd	2007	2,572	17,750	January 2023
70	ETOILE	(*)	2005	2,556	(*)	February 2023
71	AREOPOLIS	COSCO	2000	2,474	26,500	April 2025
72	MONEMVASIA(i)	Maersk	1998	2,472	9,250	January 2023(20)
73	ARKADIA(i)	Swire Shipping	2001	1,550	21,500	May 2023
74	MICHIGAN	MSC	2008	1,300	18,700	September 2023
75	TRADER	(*)	2008	1,300	(*)	October 2024
76	LUEBECK	MSC	2001	1,078	15,000	March 2024

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.

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(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(3)	This charter rate will be earned by MSC Azov until December 2, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(4)	This charter rate will be earned by MSC Amalfi until March 16, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(5)	This charter rate will be earned by MSC Ajaccio until February 1, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(6)	This charter rate will be earned by MSC Athens until January 29, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(7)	This charter rate will be earned by MSC Athos until February 24, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(8)	The current daily rate of each of Maersk Kleven and Maersk Kotka is a base rate of $17,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000. Upon redelivery of each vessel from Maersk between June 2023 and October 2023, each vessel will commence a new charter with MSC for a period of 36 to 38 months at a fixed daily rate of $41,500.
(9)	Upon redelivery of Kure from COSCO between March 2023 and July 2023, the vessel will commence a new charter with MSC for a period of 36 to 38 months at a daily rate of $41,500. Until then the daily charter rate will be $31,000.
(10)	Expiration of charter represents latest redelivery date.
(11)	The daily rate for Sealand Washington, Sealand Michigan, Sealand Illinois and Maersk Kalamata is a base rate of $16,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000. Expiration dates of the charters of these vessels represent latest redelivery dates.
(12)	The current daily rate for Maersk Kolkata and Maersk Kingston is a base rate of $16,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000. Upon expiry of their current employment in October 2022 (estimated on the latest redelivery date) the vessels will enter into a new charter with ZIM for a period of 36 to 40 months at a daily rate of $53,000.
(13)	Vessel’s daily charter rate will be $58,500 from March 2023. Until then the vessel is chartered at an undisclosed rate.
(14)	Vessel’s daily charter rate will be $58,500 from April 2023. Until then the vessel is chartered at an undisclosed rate.
(15)	Charterer has the option to extend the current time charter for an additional period of 12 to 24 months at a daily rate of $17,000.
(16)	Charterer has the option to extend the current time charter for an additional period of approximately 24 months at a daily rate of $14,500.
(17)	The current daily rate for Vulpecula is $22,700. Upon expiry of its current employment in February 2023 (estimated on the earliest redelivery date) the vessel will enter into a new charter with ZIM for a period of 60 to 64 months at a daily rate of $43,250, on average. For this new charter, the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(18)	The current daily rate for Vela is $22,700. Upon expiry of its current employment in January 2023 (estimated on the earliest redelivery date) the vessel will enter into a new charter with ZIM for a period of 60 to 64 months at a daily rate of $43,250, on average. For this new charter, the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(19)	Charterer has the option to extend the current time charter for three additional one-year periods at a daily rate of $21,000.
(20)	Expiration of charter represents latest redelivery date.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest of 49% in each of the vessel-owning companies.
(ii)	Denotes vessels subject to a sale and leaseback transaction.
(iii)	Denotes vessels that we have agreed to sell.
(*)	Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

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Dry Bulk Vessel Fleet List

The table below provides information, as of July 28, 2022, about our fleet of dry bulk vessels.

	Vessel Name	Year Built	Capacity (DWT)
1	AEOLIAN	2012	83,478
2	GRENETA	2010	82,166
3	HYDRUS	2011	81,601
4	PHOENIX	2012	81,569
5	BUILDER	2012	81,541
6	FARMER	2012	81,541
7	SAUVAN	2010	79,700
8	ROSE	2008	76,619
9	MERCHIA	2015	63,800
10	SEABIRD	2016	63,553
11	DAWN	2018	63,530
12	ORION	2015	63,473
13	DAMON	2012	63,227
14	TITAN I	2009	58,090
15	ERACLE	2012	58,018
16	PYTHIAS	2010	58,018
17	NORMA	2010	58,018
18	ORACLE	2009	57,970
19	CURACAO	2011	57,937
20	URUGUAY	2011	57,937
21	ATHENA	2012	57,809
22	SERENA	2010	57,266
23	LIBRA	2010	56,729
24	PEGASUS	2011	56,726
25	MERIDA	2012	56,670
26	CLARA	2008	56,557
27	PEACE	2006	55,709
28	PRIDE	2006	55,705
29	BERMONDI	2009	55,469
30	COMITY	2010	37,302
31	VERITY	2012	37,163
32	PARITY	2012	37,152
33	ACUITY	2011	37,149
34	EQUITY	2013	37,071
35	DISCOVERY	2012	37,019
36	TAIBO	2011	35,112
37	BERNIS	2011	34,627

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Vessel Name	Year Built	Capacity (DWT)
38	MANZANILLO	2010	34,426
39	ADVENTURE	2011	33,755
40	ALLIANCE	2012	33,751
41	CETUS	2010	32,527
42	PROGRESS	2011	32,400
43	MINER	2010	32,300
44	KONSTANTINOS	2012	32,178
45	RESOURCE	2010	31,776

Consolidated Statements of Income

	Six months ended June 30,		Three months ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2021	2022	2021	2022

	(Unaudited)		(Unaudited)
REVENUES:
Voyage revenue	$293,495	$558,937	$166,770	$290,927

EXPENSES:
Voyage expenses	(3,071)	(19,833)	(2,030)	(11,262)
Voyage expenses – related parties	(4,301)	(7,740)	(2,395)	(3,995)
Vessels’ operating expenses	(69,600)	(133,351)	(37,821)	(67,604)
General and administrative expenses	(3,709)	(6,725)	(1,741)	(3,463)
Management fees – related parties	(11,786)	(21,892)	(6,310)	(11,025)
General and administrative expenses – non-cash component	(3,207)	(4,360)	(1,768)	(1,808)
Amortization of dry-docking and special survey costs	(4,847)	(5,646)	(2,520)	(2,939)
Depreciation	(58,726)	(82,476)	(31,630)	(41,326)
Gain on sale of vessels, net	1,406	21,250	1,666	3,452
Foreign exchange gains / (losses)	146	387	(3)	277
Operating income	$135,800	$298,551	$82,218	$151,234

OTHER INCOME / (EXPENSES):
Interest income	$1,489	$138	$1,122	$124
Interest and finance costs	(36,548)	(55,211)	(20,441)	(30,081)
Income from equity method investments	4,951	776	960	488
Fair value measurement of equity securities	51,094	-	25,157	-
Other	2,983	1,680	1,495	1,205
Gain / (loss) on derivative instruments	(1,012)	(910)	105	(983)
Total other income / (expenses)	$22,957	$(53,527)	$8,398	$(29,247)
Net Income	$158,757	$245,024	$90,616	$121,987
Earnings allocated to Preferred Stock	(15,448)	(15,448)	(7,854)	(7,854)
Net Income available to common stockholders	$143,309	$229,576	$82,762	$114,133

Earnings per common share, basic and diluted	$1.17	$1.85	$0.67	$0.92
Weighted average number of shares, basic and diluted	122,615,427	124,228,628	122,844,260	124,306,059

17

COSTAMARE INC.

Consolidated Balance Sheets

	As of December 31,	As of June 30,
(Expressed in thousands of U.S. dollars)	2021	2022
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$276,002	$601,163
Restricted cash	8,856	11,420
Short-term investments	-	9,963
Accounts receivable	20,978	26,669
Inventories	21,365	23,669
Due from related parties	-	1,341
Fair value of derivatives	-	9,207
Insurance claims receivable	3,970	5,436
Asset held for sale	78,799	129,301
Time charter assumed	198	199
Accrued charter revenue	7,361	7,524
Prepayments and other	8,595	10,161
Total current assets	$426,124	$836,053
FIXED ASSETS, NET:
Right-of-use assets	$191,303	$-
Vessels and advances, net	3,650,192	3,743,956
Total fixed assets, net	$3,841,495	$3,743,956
NON-CURRENT ASSETS:
Equity method investments	$19,872	$19,520
Deferred charges, net	31,859	45,938
Accounts receivable, non-current	5,076	5,251
Restricted cash	68,670	75,386
Fair value of derivatives, non-current	3,429	25,794
Accrued charter revenue, non-current	8,183	7,144
Time charter assumed, non-current	667	568
Other non-current assets	1,666	-
Total assets	$4,407,041	$4,759,610
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$272,365	$373,750
Accounts payable	18,865	18,795
Due to related parties	1,694	937
Finance lease liabilities	16,676	-
Accrued liabilities	27,304	49,758
Unearned revenue	23,830	26,040
Fair value of derivatives	6,876	3,557
Other current liabilities	2,417	2,668
Total current liabilities	$370,027	$475,505
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$2,169,718	$2,366,391
Finance lease liabilities, net of current portion	99,689	-
Fair value of derivatives, net of current portion	7,841	15,153
Unearned revenue, net of current portion	33,867	34,578
Total non-current liabilities	$2,311,115	$2,416,122
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	12	12
Treasury stock	-	(52,356)
Additional paid-in capital	1,386,636	1,413,542
Retained earnings	341,482	480,202
Accumulated other comprehensive income / (loss)	(2,231)	26,583
Total stockholders’ equity	$1,725,899	$1,867,983
Total liabilities and stockholders’ equity	$4,407,041	$4,759,610
Total liabilities and stockholders’ equity	$4,407,041	$4,579,489

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Financial Summary

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2021	2022	2021	2022

Voyage revenue	$293,495	$558,937	$166,770	$290,927

Accrued charter revenue (1)	$2,146	$5,069	$1,114	$1,712
Amortization of time-charter assumed	$(345)	$98	$(345)	$49
Voyage revenue adjusted on a cash basis (2)	$295,296	$564,104	$167,539	$292,688

Adjusted Net Income available to common stockholders (3)	$96,262	$223,058	$58,275	$118,563
Weighted Average number of shares	122,615,427	124,228,628	122,844,260	124,306,059
Adjusted Earnings per share (3)	$0.79	$1.80	$0.47	$0.95

Net Income	$158,757	$245,024	$90,616	$121,987
Net Income available to common stockholders	$143,309	$229,576	$82,762	$114,133
Weighted Average number of shares	122,615,427	124,228,628	122,844,260	124,306,059
Earnings per share	$1.17	$1.85	$0.67	$0.92

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our containership fleet are described in the notes to the “Fleet List” table above.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and the six-month periods ended June 30, 2022 and 2021. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

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Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2021	2022	2021	2022

Net Income	$158,757	$245,024	$90,616	$121,987
Earnings allocated to Preferred Stock	(15,448)	(15,448)	(7,854)	(7,854)
Net Income available to common stockholders	143,309	229,576	82,762	114,133
Accrued charter revenue	2,146	5,069	1,114	1,712
General and administrative expenses - non-cash component	3,207	4,360	1,768	1,808
Amortization of Time charter assumed	(345)	98	(345)	49
Realized (gain) / loss on Euro/USD forward contracts (1)	(174)	950	(96)	619
Gain on sale of vessels, net	(1,406)	(21,250)	(1,666)	(3,452)
Non-recurring, non-cash write-off of loan deferred financing costs	363	2,339	-	1,705
(Gain) / Loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	1,012	910	(105)	983
Non-recurring payments for loan cancellation fees	-	1,006	-	1,006
Fair value measurement / Change in fair value of equity securities	(51,094)	-	(25,157)	-
Other non-recurring, non-cash items	(756)	-	-	-
Adjusted Net Income available to common stockholders	$96,262	$223,058	$58,275	$118,563
Adjusted Earnings per Share	$0.79	$1.80	$0.47	$0.95
Weighted average number of shares	122,615,427	124,228,628	122,844,260	124,306,059

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and gain on retirement of preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, realized (gain)/loss on Euro/USD forward contracts, gain on sale of vessels, net, fair value measurement of equity securities / change in fair value of equity securities, non-recurring, non-cash write-off of loan deferred financing costs, non-recurring payments for loan cancellation fees, general and administrative expenses - non-cash component, non-cash changes in fair value of derivatives and other non-recurring, non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

20